UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GameStop Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

36467W109

(CUSIP Number of Class of Securities)

Dan L. Reed

General Counsel

625 Westport Parkway

Grapevine, Texas 76051

(817) 424-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Michael H. Friedman, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

(215) 981-4563

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$72,000,000	$8,726.40

(1)

Calculated solely for purposes of determining the amount of the filing fee. This calculation assumes the purchase of a total of 12,000,000 outstanding shares of the Class A Common Stock, par value $0.001 per share, of GameStop Corp. at the maximum tender offer price of $6.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,726.40	Filing Party: GameStop Corp.
Form or Registration No.: Schedule TO-I	Date Filed: June 11, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by GameStop Corp., a Delaware corporation (the “Company”), on June 11, 2019 (the “Schedule TO”) in connection with the Company’s offer to purchase 12,000,000 of its issued and outstanding shares of Class A Common Stock, par value $0.001 per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $6.00 per Share and not less than $5.20 per Share, to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 11, 2019 (the “Offer to Purchase”).

As disclosed in the Schedule TO, the employment agreement between the Company and Frank M. Hamlin, the Company’s Executive Vice President and Chief Customer Officer, provides for the award to Mr. Hamlin on June 14, 2019 of a number of restricted Shares determined by dividing $1,000,000 by the average closing price of the Shares for the five trading days immediately preceding June 14, 2019 (consisting of 50% time-vested restricted Shares and 50% performance-based Shares) and these Shares will replace the 28,950 time-vested restricted Shares previously awarded to Mr. Hamlin. In accordance with the employment agreement, on June 14, 2019, the Company issued to Mr. Hamlin 182,616 restricted Shares in replacement of the 28,950 time-vested restricted Shares previously awarded to him. This Amendment No. 1 is being filed to reflect the cancellation and re-issuance of Shares to Mr. Hamlin.

This Amendment No. 1 is also being filed to incorporate by reference the Company’s Amendment No. 1 to Quarterly Report on Form 10-Q for the period ended May 4, 2019 filed on June 12, 2019.

Only those items amended and supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 1 does not modify any of the other information previously reported on Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase, and the related Letter of Transmittal.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 5 is hereby amended and supplemented as follows:

The table set forth under the heading “Recent Securities Transactions” set forth in Section 11 (“Interests of Directors and Executive Officers; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is hereby amended and supplemented:

(a) by modifying footnote 5 to the table to read as follows:

(5) Represents time-vested restricted Shares.

and

(b) by adding the following transactions:

Name of Reporting Person	Date of Transaction	Nature of Transaction	Number of Shares	Disposition or Grant Price as Applicable
Frank M. Hamlin	June 14, 2019	Cancellation of previously granted restricted Share award	28,950	$0.00	(7)
Frank M. Hamlin	June 14, 2019	Grant of Shares	182,616	$0.00	(8)

(7)

On June 14, 2019, these Shares were cancelled and replaced in accordance with the Company’s employment agreement with Mr. Hamlin to issue to him a replacement grant of a number of restricted Shares (consisting of 50% time-vested restricted Shares and 50% performance-based Shares) determined by dividing $1,000,000 by the average closing price of the Shares for the five trading days immediately preceding June 14, 2019. See footnote 8.

(8)	Represents 91,308 time-vested restricted Shares and 91,308 performance-based restricted Shares.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

Section (c) of Item 6 of the Schedule TO is hereby amended and supplemented as follows:

The section of the Offer to Purchase entitled “Incorporation by Reference” under the subheading “10. Certain Information Concerning the Company” is hereby amended by deleting the second bullet point in its entirety and replacing it with the following: “Our Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2019 filed on June 11, 2019, as amended by Amendment No. 1 to Quarterly Report on Form 10-Q filed on June 12, 2019;”.

ITEM 8.	Interest in Securities of the Subject Company.

Item 8 is hereby amended and supplemented as follows:

The changes described above in Item 5 of this Amendment No. 1 are hereby incorporated into this Item 8 by reference.

ITEM 11.	Additional Information.

Item 11 is hereby amended and supplemented as follows:

The changes described above in Item 5 and Item 6 of this Amendment No. 1 are hereby incorporated into this Item 11 by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GAMESTOP CORP.

By:	/s/ James A. Bell
Name:	James A. Bell
Title:	Executive Vice President and Chief Financial Officer

Date: June 14, 2019

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A) *	Offer to Purchase, dated June 11, 2019.

(a)(1)(B) *	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C) *	Notice of Guaranteed Delivery.

(a)(1)(D) *	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E) *	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F) *	Form of Summary Advertisement, dated June 11, 2019.

(a)(5)(A)	Press Release issued by the Company on June 10, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 10, 2019).

(b)(1)	None.

(d)(1)	Split Dollar Agreement, dated as of October 25, 2012, between GameStop Corp. and Daniel J. Kaufman (incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2018).

(d)(2)	GameStop Corp. Executive Life Insurance Plan (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2018).

(d)(3)	Amended and Restated Retirement Policy (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2018).

(d)(4)	Fourth Amended and Restated 2001 Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on May 22, 2009).

(d)(5)	Amended and Restated 2011 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 27, 2013).

(d)(6)	Form of Option Agreement (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 29, 2005). (P)

(d)(7)	Executive Employment Agreement, dated as of May 10, 2013, between GameStop Corp. and Daniel A. DeMatteo (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 13, 2013).

(d)(8)	Amendment to Employment Agreement dated March 1, 2018 with Daniel A. DeMatteo (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 6, 2018).

(d)(9)	Amendment to Executive Employment Agreement dated May 31, 2018 with Daniel A. DeMatteo (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on June 4, 2018).

(d)(10)	Executive Employment Agreement dated as of October 1, 2012 between GameStop Corp. and Daniel J. Kaufman (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2018).

(d)(11)	Amendment to Employment Agreement dated May 31, 2018 with Daniel J. Kaufman (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 4, 2018).

(d)(12)	Amendment to Executive Employment Agreement dated May 8, 2019 between GameStop Corp. and Daniel J. Kaufman (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 10, 2019).

(d)(13)	Executive Employment Agreement dated as of May 13, 2013 between GameStop Corp. and Troy W. Crawford (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 30, 2015).

(d)(14)	Amendment to Employment Agreement dated May 31, 2018 with Troy W. Crawford (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 4, 2018).

(d)(15)	Executive Employment Agreement, dated March 21, 2019, between GameStop Corp. and George E. Sherman (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 21, 2019).

(d)(16)	Inducement Award Agreement (2019 Annual Award) dated as of April 15, 2019 from GameStop Corp. to George E. Sherman (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed on April 15, 2019).

(d)(17)	Inducement Award Agreement (Make Whole Award) dated as of April 15, 2019 from GameStop Corp. to George E. Sherman (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed on April 15, 2019).

(d)(18)	Executive Employment Agreement, dated May 30, 2019, between GameStop Corp. and James A. Bell (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 30, 2019).

(d)(19)	Executive Employment Agreement, dated May 30, 2019, between GameStop Corp. and Chris R. Homeister (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 30, 2019).

(d)(20)	Executive Employment Agreement, dated May 30, 2019, between GameStop Corp. and Frank M. Hamlin (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 30, 2019).

(d)(21)	Retention Agreement with Daniel J. Kaufman (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on June 4, 2018).

(d)(22)	Retention Agreement with Troy W. Crawford (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on June 4, 2018).

(d)(23)	Form of Long Term Incentive Award Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2018).

*	Previously filed.
(P)	Paper Filing.